UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer:  Fleming Companies Inc.
                 (FLM)

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number:  339130106

     (Date of Event Which Requires Filing of this Statement)

                 September 20, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 339130106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

       SLS Management, LLC

2.  Check the Appropriate Box if a Member of a Group

       a.
       b.  X

3.  SEC Use Only

4.  Citizenship or Place of Organization

       United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

       2,656,403

6.  Shared Voting Power:

        357,303

7.  Sole Dispositive Power:

       2,656,403

8.  Shared Dispositive Power:

        357,303

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       3,013,706

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares


11. Percent of Class Represented by Amount in Row (9)

         5.55%

12. Type of Reporting Person

        IA, OO

Item 1(a) Name of Issuer: Fleming Companies Inc

      (b) Address of Issuer's Principal Executive Offices:

        1945 Lakepoint Drive
        PO Box 299013
        Lewisville, TX  75029

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

        SLS Management, LLC
        140 West 57th Street
        Suite 7B
        New York, New York  10019

        SLS Management, LLC - Delaware Limited liability company


      (d)  Title of Class of Securities: Common Stock, par value, $.01 per share

      (e)  CUSIP Number: 339130106

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or
(c) check whether the person filing is:

      (a)  / / Broker or dealer registered under Section 15 of the Act,

      (b)  / / Bank as defined in Section 3(a)(6) of the Act,

      (c)  / / Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) / / Investment Company registered under Section 8 of the Investment Company Act,

      (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

      (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

      (g)  / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

      (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

      (j)  / / Group, in accordance with Rule 13d- 1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4. Ownership.

         (a) Amount Beneficially Owned: 3,013,706 shares

         (b) Percent of Class: 5.55%

         (c) 2,656,403 shares with sole power to vote or to direct the vote; 357,303 shares with shared power to vote or to direct the vote; 2,656,403 shares with sole power to dispose or to direct the disposition of; 357,303 shares with the shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

        N/A


Item 6. Ownership of More than Five Percent on Behalf of
        Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company.

         N/A

Item 8. Identification and Classification of Members of the
        Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

          Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    SLS Management LLC
    By:  Steven Rohlfing, Controller

          /s/Steven Rohlfin
          -----------------
          Steven Rohlfing

          December 2, 2002
          ----------------
          Date



02740.0001 #367678